Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Hooper Holmes, Inc.:
We consent to the use of our report dated March 31, 2015, with respect to the consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report refers to the change in method of accounting for discontinued operations due to the adoption of ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.
/s/ KPMG LLP
Kansas City, Missouri
November 18, 2015